UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. )*

PDF Solutions, Inc.
(Name of Issuer)
Common Stock, par value $0.00015 per share
(Title of Class of Securities)
693282105
(CUSIP Number)
July 30, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693282105

1.	Names of Reporting Persons. Advantest America, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,306,924
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 3,306,924
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,306,924
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.1% of total outstanding Common Stock
12.	Type of Reporting Person (See Instructions) CO

CUSIP No.	693282105

1.	Names of Reporting Persons. Advantest Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,306,924[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,306,924[2]
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,306,924
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.1% of total outstanding Common Stock
12.	Type of Reporting Person (See Instructions) CO

1	Represents 3,306,924 shares of Common Stock held of record by Advantest America, Inc., a wholly-owned subsidiary of Advantest Corporation.
2	Represents 3,306,924 shares of Common Stock held of record by Advantest America, Inc.; see note 1.

Item 1(a).	Name of Issuer:

PDF Solutions, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2858 De La Cruz Blvd.
Santa Clara, California 95050

Item 2(a).	Name of Person Filing:

Advantest America, Inc.
Advantest Corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Advantest America, Inc.
3061 Zanker Road
San Jose, California 95134

Advantest Corporation
Shin Marunouchi Center Bldg., 1-6-2
Marunouchi, Chiyoda-ku, Tokyo 100-0005

Item 2(c).	Citizenship:

Advantest America, Inc. – Delaware
Advantest Corporation – Japan

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00015 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

693282105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As indicated in notes 1 and 2 on the cover page, Advantest America, Inc., a wholly-owned subsidiary of Advantest Corporation, holds of record 3,306,924 shares of Common Stock included in this Statement on Schedule 13G, and accordingly has the power to receive or direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.  Other than as described in the immediately preceding sentence, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock included in this Statement on Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

As indicated in notes 1 and 2 on the cover page, Advantest America, Inc., a wholly-owned subsidiary of Advantest Corporation, holds of record 3,306,924 shares of Common Stock included in this Statement on Schedule 13G.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2020

ADVANTEST AMERICA, INC.

By:	/s/ Keith Hardwick
Name: Keith Hardwick
Title: Chief Financial Officer

ADVANTEST CORPORATION

By:	/s/ Douglas Lefever
Name: Douglas Lefever
Title: Director, Managing Executive Officer